Filed Pursuant to Rule 433
Registration No: 333-134553

MYR Linked Note

“Malaysian Ringgit Appreciation Note”

Final Terms and Conditions

April 25, 2007

Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the Malaysian Ringgit (MYR) against a short position in the U.S. Dollar (USD).  If the difference between the Initial Rate and the Settlement Rate divided by the Settlement Rate (the Reference Currency Return) on the Valuation Date is greater than zero (that is, the MYR has appreciated relative to the USD), the investor will receive a single payment at maturity equal to the 100% of the principal amount of the notes plus an additional return equal to the product of 100% of the principal amount of the notes and the Reference Currency Return multiplied by 135% (the Leverage).  If the Reference Currency Return for MYR is equal to or less than zero on the Valuation Date (that is, MYR has depreciated relative to the USD), then the investor will receive at maturity only the principal amount of the notes held by that investor, with no additional return. The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)
Issue Size	$1,500,000
Principal Protection	100%
Trade Date	April 25, 2007
Issue Date	April 30, 2007
Valuation Date	April 25, 2008 provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described under “Disruption Events” below).
Maturity Date	April 30, 2008
Reference Currency	Malaysian Ringgit (MYR)
Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. Dollar expressed as number of MYR per USD 1.
Initial Rate	3.4203
Issue Price	100%
Leverage	135%

Reference Currency Return	The Reference Currency Return is equal to (expressed as a percentage):
Initial Rate – Settlement Rate
Settlement Rate
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the Principal Protection * the principal amount of each note, plus the Additional Amount, if any
Additional Amount	The principal amount of the notes multiplied by:
Leverage * Reference Currency Return
provided that the minimum Additional Amount payable on the notes shall be zero.
Settlement Rate	The Reference Exchange Rate on the Valuation Date, observed in accordance with the Settlement Rate Option.
Settlement Rate Option and	Reference		Valuation Business
Valuation Business Day	Currency	Screen Reference	Day
	MYR	ABSIRFIX01	Singapore

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Business Day	New York
Business Day Convention	Following
Disruption Event

If a Disruption Event is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Settlement Rate on, the first Valuation Business Day succeeding the Valuation Date on which no Disruption Event is occurring; provided that if a Disruption Event remains in effect on each of the three scheduled Valuation Business Days succeeding the Valuation Date or if such days are not but, in the good faith judgment of the Calculation Agent, should have been, Valuation Business Days, such third scheduled Valuation Business Day shall be deemed the Valuation Date and the Calculation Agent will determine the Settlement Rate on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the issuer’s Medium Term Notes, Series I).

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)         the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside the country for which the Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction

(B)           the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or the Settlement Rate being unavailable on the Valuation Date, or

(C)           the occurrence of an event (i) in the Reference Currency Jurisdiction that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate on the Valuation Date.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Settlement System	DTC

Listing	Not Applicable
Identifier	CUSIP: 52517PT84 ISIN: US52517PT842
Denominations	USD 1,000 and whole multiples of USD 1,000
Issue Type	US MTN

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences-Debt Securities-Short-Term Debt Securities” in the prospectus dated May 30, 2006.  The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rate

The following chart shows the weekly spot exchange rates for USD/MYR, expressed as the amount of USD per one MYR, in the period from April 18, 2004 to April 22, 2007 using historical data obtained from Reuters.  The historical data on USD/MYR spot exchange rate is not necessarily indicative of the future performance of the USD/MYR spot exchange rate or what the value of the notes may be.  Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The graph and examples below illustrate the hypothetical Redemption Amount at maturity (including, where applicable, the payment of the Additional Amount) per $1,000 in principal amount of notes, based on a hypothetical range of performance for the Settlement Rate from -10% to +15%. The values for the Initial Rate of 3.4203 and Leverage of 135% were determined on the Trade Date. The actual Settlement Rate and Redemption Amount, if any, will be determined on the Valuation Date. The following results are based solely on the hypothetical examples cited; the hypothetical Settlement Rate has been chosen arbitrarily for the purpose of these examples, is not associated with Lehman Brothers Research forecasts for the USD/MYR exchange rate and should not be taken as indicative of the future performance of the USD/MYR exchange rate. Numbers in the examples have been rounded for ease of analysis.

The following examples illustrate how the total returns illustrated in the graph above are calculated:

Example 1: The Reference Exchange Rate appreciates relative to the Initial Rate to a Settlement Rate on the Valuation Date of 3.1094.  Because the Reference Exchange Rate has appreciated relative to the USD, the Reference Currency Return is equal to 10% (the difference between the Initial Rate of 3.4203 and the Settlement Rate of 3.1094 divided by the Settlement Rate of 3.1094), the Additional Amount is equal to $135 (13.5% times the principal amount) and the Redemption Amount payable at maturity is equal to $1,135 (113.5% times the principal amount), calculated as follows:

Redemption Amount = $1,000 + ($1,000 x 135% x [(3.4203 – 3.1094)/3.1094]) = $1,135

Example 2: The Reference Exchange Rate depreciates relative to the Initial Rate to a Settlement Rate on the Valuation Date of 3.6388.  Because the Reference Exchange Rate has depreciated relative to the USD, the Reference Currency Return is less than zero (the difference between the Initial Rate of 3.4203 and the Settlement Rate of 3.6388 divided by the Settlement Rate of 3.6388), the Additional Amount is zero and the Redemption Amount payable at maturity is the principal amount of $1,000.

Example 3: The Reference Exchange Rate appreciates relative to the Initial Rate to a Settlement Rate on the Valuation Date of 3.2574. Because the Reference Exchange Rate has appreciated relative to the USD, the Reference Currency Return is equal to 5% (the difference between the Initial Rate of 3.4203 and the Settlement Rate of 3.2574 divided by the Settlement Rate of 3.2574, the Additional Amount is equal to $67.5 (6.75% times the principal amount) and the Redemption Amount payable at maturity is equal to $1,067.5 (106.75% times the principal amount), calculated as follows:

Redemption Amount = $1,000 + ($1,000 x 135% x [(3.4203 – 3.2574)/3.2574]) = $1,067.5